September 25, 2017

Keira Nakada

Christine Westbrook

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allena Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Submitted August 18, 2017
CIK No. 0001624658

Dear Mesdames:

This letter is confidentially submitted on behalf of Allena Pharmaceuticals, Inc. (the “Company”) in response to comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of the draft Registration Statement on Form S-1 submitted on August 18, 2017 (the “Registration Statement”), as set forth in the Staff’s letter dated September 16, 2017 to Alexey Margolin, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are

Ms. Nakada

Ms. Westbrook

Securities and Exchange Commission

September 25, 2017

sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

Draft Registration Statement on Form S-1 submitted August 18, 2017

Prospectus Summary

Overview, page 1

1.	Where you refer to your clinical development program for ALLN-177 as “robust” and state that your lead product candidate “can substantially reduce urinary oxalate excretion” and “has demonstrated significant reductions of urinary oxalate excretion,” please place your statements in appropriate context by disclosing that statistical significance was limited to secondary endpoints and post-hoc analyses in your largest Phase 2 trial and a proof of concept Phase 2 trial involving 16 subjects, of whom five presented with your target indication of enteric hyperoxaluria.

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 2-3 to note that the Company’s largest Phase 2 clinical trial (“Study 713”) did not reach statistical significance in its primary endpoint and that a more significant treatment effect was observed in pre-specified secondary endpoints and post-hoc analysis of patients with enteric hyperoxaluria. In addition, the Company revised its disclosure on page 3 to note the number of subjects in Study 713 and its open-label Phase 2 clinical trial that presented with enteric hyperoxaluria relative to the total population of subjects with secondary hyperoxaluria.

Implications of Being an Emerging Growth Company, page 6

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company advises the Staff that the Company’s slide presentation for its testing-the-waters meetings conducted with potential investors in reliance on Section 5(d) of the Securities Act is being provided supplementally to the Staff on the date hereof.

Use of Proceeds, page 62

3.	Please reconcile your planned use of proceeds in the second bullet point with the disclosure on page 34 indicating that you intend initially to seek regulatory approval to market ALLN-177 solely for the treatment of enteric hyperoxaluria in adults. Please also amend your disclosure to include the interest rate and maturity of debt to be repaid. Refer to Instruction 4 to Item 504 of Regulation S-K. Additionally, please revise your disclosure, if applicable, to state the amounts and sources of additional funds needed to develop your product candidates to marketing approval. Refer to Instruction 3 to Item 504 of Regulation S-K.

Ms. Nakada

Ms. Westbrook

Securities and Exchange Commission

September 25, 2017

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 66 to explain that the Company estimates, based on its current operating expectations, it will have sufficient resources to complete (i) its two planned Phase 3 clinical trials of ALLN-177 in enteric hyperoxaluria, (ii) its planned Phase 2 clinical trial of ALLN-177 in adolescents and adults with primary hyperoxaluria and other severe forms of hyperoxaluria and (iii) its planned proof of concept and other customary preclinical toxicology studies of ALLN-346 and, subject to the successful outcome of these studies, the filing of its IND. The Company notes that it will need to raise additional capital to secure marketing approval and fund the commercialization of ALLN-177 in enteric hyperoxaluria as well as continue the development of ALLN-177 in other indications, including those being studied in the Company’s Phase 2 clinical trial noted in the second bullet, and to advance ALLN-346 into clinical development. In addition, the Company has revised its disclosure on page 65 to include the interest rate, maturity date and payment schedule of its credit facility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Stock-Based Compensation, page 75

4.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE: The Company acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Business, page 92

5.	Please provide support for your statement on pages 1 and 93 that a therapeutic agent that reduces urine oxalate levels in your target population presents a potential multi-billion dollar U.S. market.

RESPONSE: The Company advises the Staff that support for the Company’s statements regarding market opportunity is being provided supplementally to the Staff on the date hereof.

Ms. Nakada

Ms. Westbrook

Securities and Exchange Commission

September 25, 2017

6.	Please briefly describe the sources of data cited in the last sentence in the third paragraph on page 96. Please also amend your disclosure to indicate the time period of measurement for which 20% reduction in oxalate excretion is meaningful in this context.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 99 to describe the sources for the data cited, which include numerous peer-reviewed academic studies and the Company’s own clinical data. In addition, the Company has revised its disclosure on page 99 to indicate the time period of measurement for which a 20% reduction is meaningful.

Summary of Completed Phase 2 Clinical Trials, page 100

7.	Please amend the graphics throughout this section to clearly indicate the number of test subjects for which data in each table is depicted. Additionally, please provide appropriate context for the graphic presented on page 103 by explaining how the graphic illustrates the physiological benefit of metabolic control of UOx excretion over time.

RESPONSE: The Company advises the Staff that it has amended the graphics throughout the clinical section to indicate the number of subjects for which data in each table is depicted. In addition, the Company advises the Staff that it has removed the graphic at issue and reinserted a new graphic on page 106, which it believes better illustrates the variability in the change in UOx excretion between the ALLN-177 and placebo-treated subjects (as it shows the change in TWA UOx excretion compared to baseline for each subject with enteric hyperoxaluria) as well as the physiological “effect” of metabolic control of UOx excretion over time. In addition, the Company respectfully refers the Staff to page 99 where it discusses the correlation between reduction in UOx excretion with improvement in renal function and reduction in risk of kidney damage and disease.

Principal Stockholders, page 152

8.	Please revise Note 6 to disclose the individuals with voting and investment control over the shares held by affiliates of Partner Fund Management, L.P.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 159 in response to the Staff’s comment.

General

9.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE: The Company acknowledges the Staff’s comment and informs the Staff that it believes that Amendment No. 1 contains all graphics, visual, or photographic information that it presently believes it will provide in the printed prospectus prior to its

Ms. Nakada

Ms. Westbrook

Securities and Exchange Commission

September 25, 2017

use. The Company undertakes to include additional graphic or similar materials, if any, in a future pre-effective amendment to the Registration Statement and to provide the Staff with sufficient time to review such graphics or artwork prior to inclusion in any prospectus distributed to prospective investors.

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at 617-570-1933.

Sincerely,

/s/ Michael H. Bison

     Michael H. Bison

Enclosures:

cc:	Alexey Margolin, Ph.D., Allena Pharmaceuticals, Inc.

Louis Brenner, M.D., Allena Pharmaceuticals, Inc.

Edward Wholihan, Allena Pharmaceuticals, Inc.

Daniel Lang, Goodwin Procter LLP

Sophia Hudson, Davis Polk & Wardwell LLP